____________________________________________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________________________________________________________________________________________
FORM 6-K

____________________________________________________________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2021
Commission File Number: 001-35052

____________________________________________________________________________________________________________
Adecoagro S.A.
(Translation of registrant’s name into English)

____________________________________________________________________________________________________________
Vertigo Naos Building 6,
Rue Eugene Ruppert,
L-2453, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)
____________________________________________________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No   ☒
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐            No   ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

____________________________________________________________________________________________________________

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2021.

On May 13, 2021, the registrant issued a press release pertaining to its results of operations for the three month period ended March 31, 2021 (the “Release”). Registrant hereby furnishes the attached copy of the Release to the Securities and Exchange Commission. The financial and operational information contained in the Release is based on unaudited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby including cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) the length and severity of the novel coronavirus (COVID_19) outbreak; (iv) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (v) the implementation of the registrant’s business strategy; (vi) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vii) the implementation of the registrant’s financing strategy and capital expenditure plan; (viii) the maintenance of the registrant’s relationships with customers; (ix) the competitive nature of the industries in which the registrant operates; (x) the cost and availability of financing; (xi) future demand for the commodities the registrant produces; (xii) international prices for commodities; (xiii) the condition of the registrant’s land holdings; (xiv) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xv) the performance of the South American and world economies; and (xvi) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By /s/ Carlos A. Boero Hughes

Name: Carlos A. Boero Hughes

Title: Chief Financial Officer and Chief Accounting Officer

Date: May 13, 2021

	Adecoagro´s Adjusted EBITDA reached $109.1 million during 1Q21, marking a record high for the first three months of the year.

1Q21 Earning Release Conference Call

English Conference Call	Luxembourg, May 13, 2021 - Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), a leading agro-industrial company in South America, announced today its results for the first quarter ended March 31, 2021. The financial information contained in this press release is based on unaudited condensed consolidated interim financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS) except for Non - IFRS measures. Please refer to page 30 for a definition and reconciliation to IFRS of the Non - IFRS measures used in this earnings release.
May 14, 2021
9 a.m. (US EST)
10 a.m. (Buenos Aires and Sao Paulo time)
3 p.m. (Luxembourg)

Tel: +1 (412) 317-6366	Highlights

Participants calling from other countries outside the US	Financial & Operating Performance
	$ thousands	1Q21	1Q20%
Tel: +1 (844) 435-0324	Gross Sales	174,646	157,064	11.2%
Participants calling from the US	Net Sales (1)	170,319	151,489	12.4%
	Adjusted EBITDA (2) (3)
Investor Relations	Farming & Land Transformation	56,152	24,680	127.5%
Charlie Boero Hughes	Sugar, Ethanol & Energy	58,154	40,917	42.1%
CFO	Corporate Expenses	(5,165)	(4,530)	14.0%
Juan Ignacio Galleano	Total Adjusted EBITDA	109,141	61,067	78.7%
IR Manager	Adjusted EBITDA Margin (2)	64.1%	40.3%	59.0%
	Net Income	19,335	(54,441)	n.a
	Adjusted Net Income(4)	54,505	43,802	24.4%
Email	Farming Planted Area (Hectares)	262,145	238,494	9.9%
ir@adecoagro.com	Sugarcane Plantation Area (Hectares)	179,472	169,336	6.0%
	Adjusted Net Income per Share	0.47	0.38	25.2%

• Adjusted EBITDA(3) during 1Q21 was 78.7% higher than in the same period of last year driven by a 42.1% increase in the Sugar, Ethanol & Energy segment, and an increase of over 2x in the Farming and Land Transformation segment.

Website:
www.adecoagro.com
	• Adjusted Net Income reached $54.5 million during 1Q21, 24.4% higher year-over-year.

(1) Net Sales are equal to Gross Sales minus sales taxes related to sugar, ethanol and energy.
(2) Please see “Reconciliation of Non-IFRS measures” starting on page 30 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/(Loss). Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation of PP&E, and amortization of intangible assets plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.
(3) Adjusted EBITDA margin excluding third party commercialization activities is defined as the consolidated Adjusted EBITDA net of the Adjusted EBITDA generated by the commercialization of third party sugar, grains and energy, divided by consolidated gross sales net of those generated by the commercialization of third party sugar, grains and energy. We net third party commercialization results to highlight the margin generated by our own production.
(4) Please see “Reconciliation of Non-IFRS measures” starting on page 30 for a reconciliation of Adjusted Net Income. We define Adjusted Net Income as (i) Profit/(Loss) of the period year, plus (ii) any non cash finance costs resulting from foreign exchange losses for such period, which breakdown composed both Exchange Differences and Cash Flow Hedge Transfer from Equity, net of the related income tax effects plus (iii) gains or losses from disposals of non controlling interests in subsidiaries whose main underlying asset is farmland, which are relieved in our Shareholders Equity under the line item. "Reserve from the sale of non-controlling interests in subsidiaries plus (iv) the reversal of the aforementioned income tax effect, plus (v) the inflation accounting effects, plus (vi) the revaluation results from the hectares held as investment property.

Financial & Operational Performance Highlights

◦In our Sugar, Ethanol & Energy business, Adjusted EBITDA reached $58.2 million in 1Q21, 42.1%, or $17.2 million higher compared to the same period of last year. Financial results were positively impacted by (i) our strategy of extracting the highest value from our sugarcane and maximizing production of the product with the highest marginal contribution, enabling us to capture high sugar prices during the quarter. Out of the total TRS produced during the quarter, we diverted as much as 40% to sugar production, compared to only 5% in 1Q20, evidencing the high degree of flexibility of our industrial assets and marking a record high for the first quarter considering the inherent seasonality in the content and quality of cane. Financial results were also favored by a (i) lower unitary cost of production as a consequence of a 58.3% increase in crushing volume and enhanced efficiencies at the farm and industry level; (ii) the depreciation of the Brazilian Real, that further contributed to reduce costs measured in U.S dollar; coupled with (iii) a $26.5 million gain derived from the mark-to-market of our biological asset and agricultural produce, out of which $15.0 million is harvested sugarcane and hence, realized margin, while the balance will become cash in the upcoming quarters. This was partially offset by a $23.8 million loss derived from the mark-to-market of our commodity hedge position following the increase in sugar and ethanol prices.

◦Adjusted EBITDA in the Farming and Land Transformation businesses reached $56.2 million in 1Q21, $31.5 million, or over 2x higher year-over-year. The increase was mostly attributable to the Farming business, which registered a year-over-year increase in Adjusted EBITDA of $28.7 million, explained by the $13.2 million higher results in our Rice business, $14.0 million in our Crops business and $1.6 million in our Dairy business.

Adjusted EBITDA in the Rice business during 1Q21 reached $28.3 million, 86.7% higher compared to the same period of last year. This increase was explained by (i) an 11.9% increase in yields and an increase in prices which led to a $13.7 million increase in the mark-to-market of our biological asset and agricultural produce; and (ii) an increase in gross sales driven by higher average selling prices. We were able to achieve these results because for the past years we have focused on three main goals: (i) productivity as the key variable to minimize costs per ton, (ii) grain quality to improve industrial efficiencies coupled with traceability to be used as a commercial tool; and (iii) efficiency throughout the value chain by focusing on synergies at every level. In this line, by carrying out investments to improve logistics and enhance efficiencies at the farm level we were able to achieve higher yields and reduce cost per ton. And by diversifying our product portfolio, offering tailor-made products traceable from field to fork, working on our own genetics and achieving a customer centric view, among others, we have successfully increased our average selling prices and opened doors to new markets.

The Crops business generated an adjusted EBITDA of $17.9 million in 1Q21, more than 4x higher than during 1Q20. Gross sales decreased compared to 1Q20, despite an increase in average selling prices, due to a 43.8% reduction in selling volumes mainly explained by the intensive rains registered during March which led to a lower harvesting progress achieved during the quarter, which has since been resumed with no impact on yields. This was fully offset by (i) a $5.8 million gain in the mark-to-market of our biological assets, driven by an increase in commodity prices especially soybean and corn, despite lower yields and harvested area; and (ii) a $9.0 million cost reduction due to lower volume, enhanced efficiencies and the depreciation of the Argentine peso, which led to a dilution of costs in U.S. dollars.

◦Net Income in 1Q21 resulted in a gain of $19.3 million, compared to a loss of $54.4 million recorded during the same period of last year. The $73.8 million increase is mainly explained by the year-over-year increase in EBITDA generation coupled with a lower FX loss. In the case of Brazil, currency depreciation presented a nominal decrease from 28.9% during 1Q20 to 9.6% during 1Q21.

◦Adjusted Net Income in 1Q21 reached $54.5 million, $10.7 million higher than in 1Q20. Adjusted Net Income excludes, (i) any non-cash result derived from bilateral exchange variations; (ii) any revaluation resulting from the hectares held as investment property; (iii) any inflation accounting result; and includes (iv) any gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland (the latter is already included in Adj. EBITDA). We believe Adjusted Net Income is a more appropriate metric to reflect the Company´s performance.

Adjusted Net Income
$ thousands	1Q21	1Q20	Chg %
Net Income	19,335	(54,441)	n.a
Foreign exchange losses, net	20,840	85,016	(75.5)%
Cash flow hedge - transfer from equity	10,560	11,257	(6.2)%
Inflation Accounting Effects	2,945	1,920	53.4%
Revaluation Result - Investment Property	825	50	1,550.0%
Revaluation surplus of farmland sold	—	—	n.a
Adjusted Net Income	54,505	43,802	24.4%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 30 for a reconciliation of Adjusted Net Income.

Remarks

Solid start to the year

◦During 1Q21 Adecoagro achieved solid results both from an operational and financial point of view. Adjusted EBITDA amounted to $109.1 million, 78.7% higher year-over-year, marking a new record high for the first three months of the year. This is the result of the success of the investments we made across all our businesses, which are driving our EBITDA and cash generation. Since we started our 5 Year Plan – back in 2017 – we have invested approximately $400 million in growth projects both in our Farming and SE&E businesses which are generating attractive returns on invested capital, as we projected. Now that the results are in front of us, we expect our operating cash flow to continue increasing going forward. This places us in a position where we feel confident that we will generate enough cash to first distribute to our shareholders and, in addition, to pursue growth opportunities to the extent that projected ROICs are in line with those already achieved.

Share repurchase program update

◦As part of our commitment to generate long term value for our shareholders, we have continued our share repurchase program. As of the date of this report we have purchased over 1.5 million shares at an average price of $7.96 per share, totaling $12.0 million. Going forward we expect to continue repurchasing shares, as our buyback program is part of our strategy to return capital to shareholders.

Operational Performance
2020/21 Harvest Year

Farming Production Data
Planting & Production	Planted Area (hectares)			2020/21 Harvested Area			Yields (Tons per hectare)
	2020/21	2019/20	Chg %	Hectares	% Harvested	Production	2020/21	2019/20	Chg %
Soybean	36,975	47,530	(22.2)%	16,103	43.6%	43,586	2.7	2.8	(2.7)%
Soybean 2nd Crop	31,344	27,169	15.4%	733	2.3%	1,414	1.9	2.0	(4.3)%
Corn (1)	46,935	53,914	(12.9)%	9,910	21.1%	73,698	7.4	7.3	1.4%
Corn 2nd Crop	9,663	7,319	32.0%	—	—%	—	—	—	n.a.
Wheat (2)	44,392	32,925	34.8%	44,392	100.0%	122,297	2.8	3.2	(13.3)%
Sunflower	16,164	6,818	137.1%	16,083	99.5%	28,486	1.8	1.9	(5.8)%
Cotton	3,519	4,461	(21.1)%	—	—%	—	—	0.2	n.a.
Peanut	26,123	16,814	55.4%	2,860	10.9%	8,661	3.0	3.1	(2.1)%
Other (3)	2,747	—	n.a.	215	7.8%	224	1.0	—	n.m.
Total Crops	217,863	196,950	10.6%	90,296	41.4%	278,365
Rice	44,282	41,544	6.6%	37,595	84.9%	283,651	7.5	6.7	11.9%
Total Farming	262,145	238,494	9.9%	127,891	48.8%	562,016
Owned Croppable Area	110,891	106,513	4.1%
Leased Area	109,327	97,493	12.1%
Second Crop Area	41,927	34,488	21.6%
Total Farming Area	262,145	238,494	9.9%
	Milking Cows (Average Heads)			Milk Production (MM liters)			Productivity (Liters per cow per day)
Dairy	1Q21	1Q20	Chg %	1Q21	1Q20	Chg %	1Q21	1Q20	Chg %
Milk Production	11,947	9,954	20.0%	39.3	31.7	23.8%	36.6	35.0	4.3%

(1) Includes sorghum.
(2) Includes barley.
(3) Includes chia, sesame and beans.

During the second half of 2020, we began our planting activities for the 2020/21 harvest year. Planting activities continued throughout early 2021, and as of the date of this report, we have seeded a total of 262,145 hectares, 9.9% higher compared to the previous season. This increase is mainly driven by an increase in peanut and sunflower planted area, two crops which are a good fit into our crop rotation system, fit well in our portfolio of traditional crops, offer higher margins and strengthen our diversification strategy. In the 2020/21 harvest year, owned croppable area reached 110,891 hectares, 4.1% or 4,377 hectares higher compared to the previous season. Leased area, which varies in size on the basis of return on invested capital, has increased by 12.1%, reaching 109,327 hectares.

Crops Update

Soybean 1st crop: As of the end of April, we harvested 43% (15,041 hectares) of the planted area obtaining an average yield of 3.0 Tn/Ha. However, the dry conditions observed in February coupled with intensive rains in March in some of our most productive regions, could limit yields of our soybean crops, in line with historical figures.

Corn: As of the end of April, we harvested 59% (9,759 hectares) of the area planted with early corn, reaching excellent yields in the Northern region of Argentina where humidity conditions were good. Some specific areas, however, were more exposed to dry weather during spring. At the same time, we have planted 38,640 hectares of late corn which are still going through their development cycle. Conditions are good, favored by abundant rainfalls registered during January and increased precipitation observed towards the end of summer.

Peanut: We had good conditions during the growing period for this crop, and as of the end of April we have already extracted 50% (13,060 hectares) of the planted area and started harvesting activities with very good results. We expect to achieve yields in line with our forecast.

Farming & Land Transformation Financial Performance

Farming & Land transformation business - Financial highlights
$ thousands	1Q21	1Q20	Chg %
Gross Sales
Farming	95,565	92,214	3.6%
Total Sales	95,565	92,214	3.6%
Adjusted EBITDA (1)
Farming	51,026	22,294	128.9%
Land Transformation	5,126	2,386	114.8%
Total Adjusted EBITDA (1)	56,152	24,680	127.5%
Adjusted EBIT (1)
Farming	45,952	17,609	161.0%
Land Transformation	5,126	2,386	114.8%
Total Adjusted EBIT (1)	51,078	19,995	155.5%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 30 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation and amortization plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.
Adjusted EBITDA in the Farming and Land Transformation businesses reached $56.2 million in 1Q21, $31.5 million, or over 2x higher year-over-year. The increase was mostly attributable to the Farming business, which registered a year-over-year increase in Adjusted EBITDA of $28.7 million, explained by the $13.2 million higher results in our Rice business, $14.0 million in our Crops business and $1.6 million in our Dairy business.

Adjusted EBITDA in the Rice business during 1Q21 reached $28.3 million, 86.7% higher compared to the same period of last year. This increase was explained by (i) an 11.9% increase in yields and an increase in prices which led to a $13.7 million increase in the mark-to-market of our biological asset and agricultural produce; and (ii) a $3.0 million increase in gross sales driven by higher average prices which fully offset the lower selling volume. We were able to achieve these results because for the past years we have focused on three main goals: (i) productivity as the key variable to minimize costs per ton, (ii) grain quality to improve industrial efficiencies coupled with traceability to be used as a commercial tool; and (iii) efficiency throughout the value chain by focusing on synergies at every level. In this line, by carrying out investments to improve logistics and enhance efficiencies at the farm level we were able to achieve higher yields and reduce cost per ton. And by diversifying our product portfolio, working on our own genetics and achieving a customer centric view, we successfully increased our average selling prices.

The Crops business generated an adjusted EBITDA of $17.9 million in 1Q21, more than 4x higher than during 1Q20. Gross sales decreased compared to 1Q20, despite an increase in average selling prices, due to a 43.8% reduction in selling volumes mainly led by the intensive rains registered during March which resulted in a lower temporary harvesting progress achieved during the quarter, compared to 1Q20. This was fully offset by (i) a $5.8 million gain in the mark-to-market of our biological assets, driven by an increase in commodity prices especially soybean and corn, despite lower yields and harvested area; and (ii) a $9.0 million cost reduction due to enhanced efficiencies and the depreciation of the Argentine peso, which led to a dilution of costs in U.S. dollars.

The Dairy business generated an Adjusted EBITDA of $4.7 million in 1Q21, mainly driven by (i) a 14.5% increase in gross sales driven by a 17.1% increase in volume, derived from the export market; and (ii) our continuous focus on achieving efficiencies in our vertically integrated operations and increasing our productivity levels in every stage of the value chain. This was partially offset by the lower price of milk and by the higher cost of animal feed, namely soy pellets and corn silage. However, once (i) interest expenses and (ii) the foreign exchange loss related to the financial debt are taken into account, the year-to-date result of the business decreases to negative $12.2 million.

Crops Segment

Crops - Highlights
	metric	1Q21	1Q20	Chg %
Gross Sales	$ thousands	31,578	35,980	(12.2)%
	tons	83,702	148,990	(43.8)%
	$ per ton	377.3	241.5	56.2%
Adjusted EBITDA	$ thousands	17,913	3,932	355.6%
Adjusted EBIT	$ thousands	16,468	2,675	515.6%
Planted Area	hectares	262,145	238,494	9.9%

During 1Q21 gross sales in our Crops segment reached $31.6 million, 12.2% lower compared to the same period of last year. The decrease was explained by the 43.8% decrease in selling volumes mainly led by a lower harvesting progress achieved during the quarter due to intensive rains registered during March, resulting in a 37% decrease in production compared to 1Q20, especially for the largest crops. Harvesting activities has since been resumed after the rain, with no impact on yields. Lower selling volumes were partially offset by an increase in average selling prices in most crops, leading to an overall increase of 56.2% compared to 1Q20. Price increase was driven by higher commodity prices as well as by a greater product diversification favoring higher value added products such as peanuts. Peanuts accounted for approximately 40% of the gross sales in our Crops segment. Through our vertically integrated operations we continue to achieve efficiencies throughout the whole value chain.

Adjusted EBITDA in our Crops segment was $17.9 million in 1Q21, $14.0 million or more than 4x higher than during 1Q20. The $4.4 million lower gross sales were fully offset by (i) a $5.8 million gain in the mark-to-market of our biological assets, driven by an increase in commodity prices especially soybean and corn, despite the lower yields and harvested area; (ii) a $4.3 million gain in our commodity hedge position explained by a loss in 1Q20's corn hedges; (iii) a $9.0 million cost reduction due to enhanced efficiencies and the depreciation of the Argentine peso, which led to a dilution of costs in U.S. dollars; and (iv) a $1.5 million reduction in selling expenses due to the lower volume.

Crops - Gross Sales Breakdown
	Amount ($ '000)			Volume			$ per unit
Crop	1Q21	1Q20	Chg %	1Q21	1Q20	Chg %	1Q21	1Q20	Chg %
Soybean	3,517	6,477	(45.7)%	10,722	20,444	(47.6)%	328	317	3.5%
Corn (1)	4,936	12,865	(61.6)%	24,322	84,683	(71.3)%	203	152	33.6%
Wheat (2)	6,608	5,620	17.6%	32,124	31,498	2.0%	206	178	15.3%
Sunflower	2,763	2,109	31.0%	5,221	3,878	34.6%	529	544	(2.7%)
Cotton Lint	—	182	n.a	—	152	n.a	n.a	n.a	n.a
Peanut	12,570	7,780	61.6%	10,008	7,785	28.6%	1,256	999	25.7%
Others	1,184	947	25.0%	1,305	550	137.4%
Total	31,578	35,980	(12.2)%	83,702	148,990	(43.8)%

(1) Includes sorghum.
(2) Includes barley.

The table below shows the gains and losses from crop production generated during the first three months of 2021. A total of 217,858 hectares were planted in the 2020/21 crop season. As of March 31, 2020, total Changes in Fair Value, which reflect the margin of both the crops that have already been harvested and the expected margin of those that are still on the ground with significant biological growth, was $17.8 million, compared to $12.0 million generated during the same period of last year. The main driver for the increase in margins was the increase in commodity prices, especially soybean and corn.

Crops - Changes in Fair Value Breakdown - as of March 31, 2021
3M21	metric	Soy	Soy 2nd Crop	Corn	Corn 2nd Crop	Wheat	Sunflower	Cotton	Peanut	Total

2020/21 Harvest Year
Total Planted Area	Hectares	42,242	31,344	45,308	9,663	43,496	16,164	3,519	26,123	217,858
Area planted in initial growth stages	Hectares	191	—	1,042	—	—	—	—	—	1,233
Area planted with significant biological growth	Hectares	40,418	31,344	38,929	9,663	—	5,680	3,519	26,123	155,676
Changes in Fair Value 3M21 from planted area 2020/21	$ thousands	3,161	2,069	7,423	2,541	—	283	512	9	15,997

Total Harvested Area	Hectares	1,633	—	5,337	—	43,496	10,483	—	—	60,950
Area harvested in previous periods	Hectares	—	—	—	—	42,996	—	—	—	42,996
Area harvested in current period	Hectares	1,633	—	5,337	—	500	10,483	—	—	17,954
Changes in Fair Value 3M21 from harvested area 2020/21	$ thousands	(1,573)	—	227	—	(492)	3,682	—	—	1,845
Total Changes in Fair Value in 3M21	$ thousands	1,588	2,069	7,650	2,541	(492)	3,965	512	9	17,842

Rice Segment

Rice - Highlights
	metric	1Q21	1Q20	Chg %
Gross Sales	$ thousands	27,422	24,398	12.4%
Sales of white rice	thousand tons	44.8	46.4	(3.4)%
	$ per ton	528	442	19.6%
	$ thousands	23,684	20,485	15.6%
Sales of By-products	$ thousands	3,738	3,913	(4.5)%
Adjusted EBITDA	$ thousands	28,337	15,177	86.7%
Adjusted EBIT	$ thousands	26,533	13,412	97.8%
Area under production	hectares	44,282	41,544	6.6%

Rice Mills
Total Processed Rough Rice(1)	thousand tons	52	52	(1.2)%
Ending stock - White Rice	thousand tons	37	34	10.2%
(1) Expressed in white rice equivalent.

Adjusted EBITDA during 1Q21 reached $28.3 million, $13.2 million or 86.7% higher compared to the same period of last year. This increase was explained by (i) a 12.4% increase in gross sales driven by higher average prices which fully offset the lower selling volume, and by (ii) an increase in yields and prices which led to a $13.7 million increase in the mark-to-market of our biological asset and agricultural produce.

We successfully achieved these results because for the past years we have focused on three main goals: (i) productivity as the key variable to minimize costs per ton, (ii) grain quality to improve industrial efficiencies and traceability to be used as a commercial tool; and (iii) efficiency throughout the value chain by focusing on synergies at every level.

We increased our productivity at the farm level, and thus reduced costs, through investments we made including (i) the implementation of zero level technology in over 30 thousand hectares which considerably reduces water consumption at the farm, increases yields by providing better germination, uniform irrigation and lower losses during harvest; (ii) the increasing use of our own machinery for planting and harvesting activities; and (iii) the installment of a dryer at Oscuro farm which allows our grain storage and handling to be more efficient, reduces transportation costs, and allows us to increase rice quality by seizing optimal harvest timing.

We were able to increase our average selling price thanks to our commercial strategy based on diversification and customer centricity. By increasing our product offering of variety rice as opposed to commodity rice, and offering tailor-made products traceable from the farm to the fork, we have opened doors to new markets, increased our mix of higher value added products and captured price premiums. Investments at the industry level such as the construction of a parboil plant, allowed us to produce a higher value added product demanded both in the domestic and export market. To diversify our product portfolio we continuously work on improving our product genetics and producing enhanced seeds at our own seed unit, taking into consideration customers’ needs, our own mills efficiencies, and adaptability to the farm.
We have enhanced efficiencies, among other examples, by focusing on catering to markets that demand steady volumes throughout the year, therefore allowing us to make a more accurate planning and a better use of our assets.

Dairy Segment

Dairy - Highlights
	metric	1Q21	1Q20	Chg %
Gross Sales	$ thousands (1)	36,164	31,589	14.5%
	million liters (2) (3)	92.3	78.9	17.1%
Adjusted EBITDA	$ thousands	4,729	3,179	48.8%
Adjusted EBIT	$ thousands	2,984	1,553	92.1%
Milking Cows	average heads	11,947	9,954	20.0%
Cow Productivity	liter/cow/day	36.6	35.0	4.3%
Total Milk Produced	million liters	39.3	31.7	23.8%
(1) Includes sales of processed dairy products, electricity and culled cows.
(2) Includes sales of fluid milk, powder milk and cheese.
(3) The difference between volume processed and volume sold is explained by the sale of raw milk to third parties.

Milk production at the farm level reached 39.3 million liters during 1Q21, 7.6 million liters or 23.8% higher compared to the same period of last year. This increase was mainly explained by the 20.0% increase in our dairy cow herd which reached an average of 11,947 milking cows during the quarter, favored by the inauguration of our fourth free-stall facility during February 2021. We successfully improved cow productivity from high levels, increasing liters per cow per day by 4.3% year-over-year, reaching 36.6 liters.

At an industry level, we processed 74.8 million liters of raw milk during the quarter, 18.4% higher compared to the same period of last year. Out of the total processed volume approximately 37% was sourced from our dairy farm operations, while the balance was sourced from local producers in nearby areas or supplied by partners to whom we provide tolling services.

During 1Q21 adjusted EBITDA amounted to $4.7 million, 48.8% or $1.6 million higher than 1Q20. This increase is explained by (i) a 14.5% or $4.6 million increase in gross sales driven by a 17.1% increase in volume, derived from the export market; and (ii) our continuous focus on achieving efficiencies in our vertically integrated operations and increasing our productivity levels in every stage of the value chain. This was partially offset by the lower price of milk and by the higher cost of staple, namely soy pellets and corn silage.

Adjusted EBIT amounted to $3.0 million in 1Q21. However, once interest expenses and the foreign exchange loss related to the financial debt are taken into account, the year-to-date result of the business decreases to negative $12.2 million.

All Other Segments

All Other Segments - Highlights
	metric	1Q21	1Q20	Chg %
Gross Sales	$ thousands	401	247	62.3%
Adjusted EBITDA	$ thousands	47	6	683.3%
Adjusted EBIT	$ thousands	(33)	(31)	6.5%
All Other Segments primarily encompass our cattle business. Our cattle segment consists of pasture land that is not suitable for crop production due to soil quality and is leased to third parties for cattle grazing activities.

Adjusted EBITDA for All Other Segment during 1Q21 was $47 thousand, presenting a slight increase compared to 1Q20.

Land transformation business

Land transformation - Highlights
	metric	1Q21	1Q20	Chg %
Adjusted EBITDA	$ thousands	5,126	2,386	115%
Adjusted EBIT	$ thousands	5,126	2,386	115%
Land sold	Hectares	—	—	n.a
During the first quarter of 2021 we did not conduct any farm sales. However, adjusted EBITDA for our Land Transformation business amounted to $5.1 million as it reflects a gain in the mark-to-market of an account receivable corresponding to the latest sale of farms in Brazil, positively impacted by the increase in soybean prices. From an accounting perspective, this figure is captured in Other Operating Income line of the Land Transformation segment.

Operational Performance

Sugar, Ethanol & Energy - Selected Information
	metric	1Q21	1Q20	Chg %
Milling
Sugarcane Milled	tons	2,087,188	1,318,402	58.3%
Own Cane	tons	2,079,363	1,318,402	57.7%
Third Party Cane	tons	7,825	—	n.a.
Production
TRS Equivalent Produced	tons	246,132	137,538	79.0%
Sugar	tons	94,118	6,225	1,412.0%
Ethanol	M3	87,722	77,431	13.3%
Hydrous Ethanol	M3	77,891	60,339	29.1%
Anhydrous Ethanol	M3	9,832	17,092	(42.5)%
Sugar mix in production	%	40%	5%	744.2%
Ethanol mix in production	%	60%	95%	(36.8)%
Energy Exported (sold to grid)	MWh	79,232	62,099	27.6%
Cogen efficiency (KWh sold per ton crushed)	KWh/ton	38.0	47.1	(19.3)%
Agricultural Metrics
Harvested own sugarcane	tons	2,079,363	1,318,402	57.7%
Harvested area	Hectares	27,783	20,353	36.5%
Yield	tons/hectare	75	65	15.4%
TRS content	kg/ton	112	98	14.3%
TRS per hectare	kg/hectare	8,375	6,351	31.9%
Mechanized harvest	%	100%	100%	—%
Area
Sugarcane Plantation	hectares	179,472	169,336	6.0%
Expansion & Renewal Area	hectares	7,141	7,482	(4.6)%

Rains in our cluster in Mato Grosso do Sul during the three-month period of 2021 were 60.8% higher than during the same period of last year and 20.2% higher than the 10-year average. Precipitations were registered throughout the quarter, but were specially concentrated in January, with registered rains doubling the 10-year average level. The frequency and distribution of rainfall caused interruptions in our crushing activities leading to a 10.1% decrease in milling per day. However, this was fully offset by an earlier start of milling activities in our cluster which resulted in an 87.0% increase in total milling days and 76.1% increase in effective milling days. We were able to achieve these higher results because our teams were readily available to restart crushing activities and because, as opposed to 1Q20, we had good cane availability thanks to our strategic decision to reduce our milling pace during last year.

As a result of this, crushing volume reached 2.1 million tons of sugarcane during 1Q21, 58.3% or 0.8 million tons higher compared to the same period of last year.

During the quarter, sugarcane yields reached 75 tons per hectare while TRS content reached 112 kg/ton, marking a 15.4% and 14.3% increase respectively, compared to the same period of last year. The year-over-year gap is explained by the negative impact on 1Q20's productivity indicators caused by 2019's dry weather and by our decision to harvest cane below optimal growth stage during 1Q20 to capture the high ethanol prices observed. The combination of higher yields and higher TRS content during 1Q21 resulted in a TRS production per hectare of 8.4 tons, 31.9% higher year-over-year.

In line with our strategy to maximize production of the product with the highest marginal contribution, we diverted as much as 40% of our TRS to sugar, compared to 5% in 1Q20, resulting in a sugar production 15x higher than during the same period of last year. The sugar mix achieved marked a record high for the first quarter of the year, as the seasonality in TRS content and quality during that time of the year usually favors the production of ethanol. This high degree in flexibility constitutes one of our most important competitive advantages, since it allows us to make a more efficient use of our fixed assets and profit from higher relative prices. During the quarter, sugar traded at a premium of 10.2% and 5.1% to hydrous and anhydrous ethanol, which traded at 14.6 cts/lb and 15.5 cts/lb, respectively. However, during specific days anhydrous traded at a premium to sugar, and in those occasions we maximized ethanol production. Despite producing a less alcoholic mix compared to 1Q20, ethanol volume increased by 13.3% as a consequence of the greater volume of TRS equivalent produced, allowing us to capture good ethanol prices.

Exported energy totaled 79 thousand MWh during 1Q21, 27.6% higher compared to the same period of 2020. The increase in energy exported was lower than the increase in crushing volume, explained by our commercial strategy to carry bagasse and postpone energy sales in the spot market, expecting prices to increase from current levels.

As of March 31, 2021, our sugarcane plantation consisted of 179,472 hectares, 6.0% higher compared to the same period of last year. Sugarcane planting continues to be a key strategy to supply our mills with quality raw material at low cost. During 1Q21, we planted a total of 7,141 hectares of sugarcane. Of this total area, 40% or 2,821 hectares were expansion areas planted to supply our growing crushing capacity and 60% or 4,319 hectares, were areas planted to renew old plantations with newer and high-yielding sugarcane, thus allowing us to maintain the productivity of our plantation.

Financial Performance

Sugar, Ethanol & Energy - Highlights
$ thousands	1Q21	1Q20	Chg %
Net Sales (1)(2)	74,754	59,275	26.1%
Margin on Manufacturing and Agricultural Act. Before Opex	58,245	19,671	196.1%
Adjusted EBITDA	58,154	40,917	42.1%
Adjusted EBITDA Margin	77.8%	69.0%	12.7%
(1) Net Sales are calculated as Gross Sales net of sales taxes.
Please see “Reconciliation of Non-IFRS measures” starting on page 30 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss.
(2) Net Sales in 1Q21 include $2.5 million corresponding to the sale of 8.2 thousand tons of soybean planted as cover crop during the implementation of the agricultural technique known as meiosis. Meiosis is based on planting 2 lines called “mother lines” for every 8 lines left unplanted. Once the sugarcane in the mother lines grow and the cut is made, it is used as muda for the remaining 8 lines. As 20% of the sugarcane is planted first, it is 1 year older than the 80% balance, allowing for cover crops to be planted in the meantime. Planting harvestable cover crops results in lower sugarcane production costs, greater planting efficiency and the potential to monetize additional sales.

Net sales in 1Q21 reached $74.8 million, 26.1% higher compared to 1Q20. This increase was driven by the higher selling volumes of sugar and energy and the higher average selling price of sugar measured in U.S. dollars, partially offset by the lower volumes of ethanol and lower average selling prices of ethanol and energy measured in U.S. dollars (despite an increase in the price of ethanol measured in BRL).

Adjusted EBITDA during 1Q21 was $58.2 million, $17.2 million or 42.1% higher compared to 1Q20. In addition to the higher net sales, the increase was explained by (i) a 26.9% cost reduction measured in ct/lb as a consequence of the higher crushing volume, the depreciation of the Brazilian real and attained efficiencies at the farm and industry level; and (ii) a $32.4 million gain derived from the mark-to-market of our biological asset and agricultural produce, $26.5 million of which corresponds solely to sugarcane. Out of this, $15.0 million is harvested sugarcane and hence, realized margin, while the balance will become cash in the upcoming quarters. The increase in Adjusted EBITDA was partially offset by a $23.8 million loss derived from the mark-to-market of our commodity hedge position led by the increase in prices.

The table below reflects the breakdown of net sales for the Sugar, Ethanol & Energy business.

Sugar, Ethanol & Energy - Net Sales Breakdown (1)
	$ thousands				Units			($/unit)
	1Q21	1Q20	Chg %	1Q21	1Q20	Chg %	1Q21	1Q20	Chg %
Sugar (tons)(2)	25,236	2,834	790.3%	62,724	8,908	604.1%	402	318	26.4%
Ethanol (cubic meters)	43,362	52,246	(17.0)%	97,111	113,026	(14.1)%	447	462	(3.4)%
Energy (Mwh)(3)	3,619	4,194	(13.7)%	119,512	106,409	12.3%	30	39	(23.2)%
TOTAL(4)	72,217	59,275	21.8%
(1) Net Sales are calculated as Gross Sales net of ICMS, PIS COFINS, INSS and IPI taxes.
(2) Includes commercialization of third party sugar: 336 tons ($85 k) in 1Q21; 0 tons ($12k) in 1Q20.
(3) Includes commercialization of energy from third parties.
(4) Total Net Sales does not include the results generated from the sale of soybean planted as cover crop during the implementation of meiosis.

Sugar sales during 1Q21 reached $25.2 million, almost 9x higher than during 1Q20. This increase was driven by (i) a 26.4% increase in average sugar prices which reached 18.3 ct/lb; and (ii) an increase of over 7x in selling volumes. Our strategy to maximize sugar production coupled with the increase in crushing volume, resulted in a greater volume available for sale to capture the higher sugar prices observed during the quarter. In addition, during 1Q21 we exported over 2,700 tons of organic sugar at an average price premium of 50.3% over VHP sugar.

Ethanol sales volumes during 1Q21 decreased by 14.1% compared to 1Q20. This is explained by our commercial decision to increase our carry (56.3% year-over-year) to benefit from higher expected prices in the second quarter of the year. Ethanol volume sold enabled us to issue additional carbon credits under the RenovaBio program, and thus capture an additional revenue stream. During the quarter we sold 102 thousand CBios at an average price of 31.9 BRL/CBio (6.0 USD/CBio) which is registered under the Other Operating Income line.

Ethanol's average selling prices measured in BRL increased compared to 1Q20, but were lower measured in U.S. dollars, standing at 15.7 cts/lb in sugar equivalent and representing a 3.4% year-over-year reduction. During the quarter, hydrous and anhydrous ethanol traded, on average, at sugar equivalent prices of 14.6 cts/lb and 15.5 cts/lb, 10.2% and 5.1% discount to sugar, respectively. On account of the lower selling volumes and lower average prices in U.S. dollars, net ethanol sales during the quarter amounted to $43.4 million, 17.0% lower year-over-year.

In the case of energy, net sales in 1Q21 were $3.6 million, 13.7% lower compared to 1Q20. Selling volumes reached 120 thousand MWh, marking a 12.3% year-over-year increase. Average selling prices were lower both measured in BRL as well as in U.S. dollars, standing at $30 per MWh, implying a 23.2% decrease compared to the same period of last year.

As shown in the table below, total production costs excluding depreciation and amortization reached 4.9 cents per pound during 1Q21, 26.9% lower year-over-year. This cost reduction was mainly explained by the impact of a 58.3% higher crushing volume, which allowed us to dilute fixed costs and enhance efficiencies especially at the industry level, coupled with the year-over-year depreciation of the Brazilian Real, which further contributed to reduce unit costs measured in U.S. dollars. In addition, the increase in harvested area coupled with enhanced efficiencies, allowed us to reduce harvesting costs. It is worth pointing out that the increase in costs related to cane depreciation is explained by the increase in harvested area coupled with a slight increase in planting costs.

Sugar, Ethanol & Energy - Production Costs
	Total Cost (´000)			Total Cost per Pound (cts/lbs)
	1Q21	1Q20	Chg %	1Q21	1Q20	Chg %
Industrial costs	7,416	7,366	0.7%	1.5	2.7	(44.3)%
Industrial costs	7,234	7,366	(1.8)%	1.5	2.7	(45.7)%
Cane from 3rd parties	182	—	n.a.	—	—	n.a.
Agricultural costs	38,666	29,594	30.7%	7.8	10.9	(27.8)%
Harvest costs	10,574	7,508	40.8%	2.1	2.8	(22.1)%
Cane depreciation	10,571	5,433	94.6%	2.1	2.0	7.6%
Agricultural Partnership Costs	5,474	3,473	57.6%	1.1	1.3	(12.8)%
Maintenance costs	12,047	13,180	(8.6)%	2.4	4.8	(49.5)%
Total Production Costs	46,083	36,960	24.7%	9.4	13.6	(31.1)%
Depreciation & Amortization PP&E	(22,039)	(18,782)	17.3%	(4.5)	(6.9)	(35.1)%
Total Production Costs (excl D&A)	24,044	18,179	32.3%	4.9	6.7	(26.9)%

Sugar, Ethanol & Energy - Changes in Fair Value
$ thousands	1Q21	1Q20	Chg %
Sugarcane Valuation Model current period	78,203	48,243	62.1%
Sugarcane Valuation Model previous period	71,506	55,355	29.2%
Total Changes in Fair Value	6,696	(7,112)	n.a

Total Changes in Fair Value of Unharvested Biological Assets (what is currently growing on the fields and will be harvested during the next 12 months) represented a $6.7 million gain compared to a $7.1 million loss. The year-over-year increase is fully attributed to the increase in Consecana prices as a result of higher expected sugar and ethanol prices, and the improvement in expected yields.

Corporate Expenses

Corporate Expenses
$ thousands	1Q21	1Q20	Chg %
Corporate Expenses	(5,165)	(4,530)	14.0%

Adecoagro’s corporate expenses include items that have not been allocated to a specific business segment, such as the remuneration of executive officers and headquarter staff, certain professional fees, travel expenses, and office lease expenses, among others. As shown in the table above, corporate expenses for 1Q21 were $5.2 million, 14.0% higher than in 1Q20.

Other Operating Income

Other Operating Income
$ thousands	1Q21	1Q20	Chg %
Gain from the sale of subsidiaries	—	—	n.a
Gain / (Loss) from commodity derivative financial instruments	(10,134)	9,418	(207.6)%
Gain from disposal of farmland and other assets	—	—	n.a
(Loss) from forward contracts	—	—	n.a
Gain from disposal of other property items	234	959	(75.6)%
Net Gain from FV Adjustement in Investment Property	(825)	(50)	1550.0%
Other	4,937	1,771	178.8%
Total	(5,788)	12,098	(147.8)%

Other Operating Income for 1Q21 was a $5.8 million loss, compared to a gain of $12.1 million in 1Q20, mainly attributable to the negative impact in our derivative position of the increase in commodity prices, especially sugar. This decrease was partially offset by the approximately $0.5 million results generated from the sale of 102 thousand carbon credits (CBio) at an average price of 31.9 BRL/CBio (6.0 USD/CBio), as part of Brazil's RenovaBio program.

Commodity Hedging
Adecoagro’s financial performance is affected by the volatile price environment inherent in agricultural commodities. The company uses forward and derivative markets to mitigate swings in commodity prices by locking-in margins and stabilizing cash flows.

The table below shows the average selling price of our hedged production volumes, including volumes that have already been invoiced and delivered, forward contracts with fixed-price and volumes hedged through derivative instruments.

Commodity Hedge Position - as of March 31, 2021
	Consolidated Hedge Position
Farming		Avg. FAS Price	CBOT FOB	Results Booked in FY2021
	Volume (1)	USD/Ton	USD/Bu	$ thousand
2020/2021 Harvest season
Soybeans	75,848	330.0	1,360.0	(62.0)
Corn	127,301	200.0	560.0	(809.0)

	Consolidated Hedge Position
Sugar, Ethanol & Energy		Avg. FOB Price	ICE FOB	Results Booked in FY2021
	Volume (1)	USD/Unit	Cents/Lb	$ thousand
2021/2022 Harvest season
Sugar (tons)	324,791	327.9	14.9	(9.2)
Ethanol (m3)	22,841	446.0	n.a	(0.1)
Energy (MW/h) (2)	306,600	53.9	n.a	—

(1) Energy prices 2021 were converted to USD at an exchange rate of BRL/USD 5.2

Financial Results

Financial Results
$ thousands	1Q21	1Q20	Chg %
Interest Expenses, net	(13,103)	(13,429)	(2.4)%
Cash Flow Hedge - Transfer from Equity	(10,560)	(11,257)	(6.2)%
FX (Losses), net	(20,840)	(85,016)	(75.5)%
Gain/loss from derivative financial Instruments	377	(1,216)	n.m
Taxes	(921)	(1,209)	(23.8)%
Finance Cost - Right-of-use Assets	(3,869)	(1,618)	139.1%
Inflation accounting effects	(2,945)	(1,920)	53.4%
Other Expenses, net	(1,226)	1,571	n.m
Total Financial Results	(53,087)	(114,094)	(53.5)%
Net financial results in 1Q21 totaled a loss of $53.1 million compared to a loss of $114.1 million in 1Q20. These results are primarily explained by the effect of foreign exchange losses.
Foreign exchange losses (composed of “Cash Flow Hedge - Transfer from Equity (1) and “Fx Gain/Loss line” items) reflect the impact of foreign exchange variations on our dollar-denominated monetary assets and liabilities. The $20.8 million loss is explained by our negative net foreign currency position. However, year-over-year it presents a gain of $64.2 million driven by a reduction in nominal depreciation of the Brazilian Real from 28.9% during 1Q20 to 9.6% in 1Q21. The Argentine Peso, on the other hand presented a 9.3% nominal depreciation in 1Q21 compared to 7.6% in 1Q20. These results are non-cash in nature and do not affect the net worth of the Company in U.S. dollars.

Indebtedness

Net Debt Breakdown
$ thousands	1Q21	4Q20	Chg %	1Q20	Chg %
Farming	183,369	180,542	1.6%	203,483	(9.9)%
Short term Debt	100,631	97,959	2.7%	138,449	(27.3)%
Long term Debt	82,738	82,583	0.2%	65,034	27.2%
Sugar, Ethanol & Energy	757,287	790,548	(4.2)%	743,359	1.9%
Short term Debt	52,712	59,667	(11.7)%	66,867	(21.2)%
Long term Debt	704,574	730,881	(3.6)%	676,492	4.2%
Total Short term Debt	153,343	157,626	(2.7)%	205,316	(25.3)%
Total Long term Debt	787,313	813,464	(3.2)%	741,526	6.2%
Gross Debt	940,656	971,090	(3.1)%	946,842	(0.7)%
Cash & Equivalents	208,584	336,282	(38.0)%	235,425	(11.4)%
Net Debt	732,072	634,808	15.3%	711,417	2.9%
EOP Net Debt / Adj. EBITDA LTM	1.88x	1.86x	1.1%	2.31x	(18.8)%

Adecoagro´s net debt as of March 31, 2021 reached $732.1 million, $97.2 million higher compared to 4Q20. The 3.1% reduction in gross debt was fully offset by a 38.0% decrease in our cash position. This is explained by the fact that cash generation is concentrated in the second semester of the year. From a seasonality point of view, the first quarter has the highest working capital requirements, since during this period all of our crops are planted and most costs incurred, but only a small amount of the crops are harvested and sold. As we continue harvesting throughout the second and third quarter we expect to reduce working capital invested and debt.

On a year-over-year basis, net debt in 1Q21 was 2.9% higher than during 1Q20, also explained by the decrease in cash position. This was mostly driven by (i) the 64.4% increase in inventories led by our commercial strategy to carry stock in order to benefit from higher expected prices, especially sugar and ethanol; (ii) the increase in accounts receivable due to the greater sugar maximization - 40% of TRS was destined to sugar in 1Q21 versus 5% in 1Q20 -; and (iii) the increase in planted area in the Crops, Rice and Sugar, Ethanol and Energy businesses, as well as the increase in milking cows in our Dairy business.

Our Net Debt ratio (Net Debt / EBITDA) reached 1.88x, in line with 4Q20 and 18.8% lower than 1Q20. We believe that our balance sheet is in a healthy position based not only on the adequate overall debt levels but also on the terms of our indebtedness, most of which is long-run debt.

The Company has full capacity to repay short term debt with its cash balances, as shown by our Liquidity ratio above 1.0x. As of March 31, 2021, our Liquidity ratio (Cash & Equivalents + Marketable Inventories / Short Term Debt) reached 1.84x.

Capital Expenditures & Investments

$ thousands	1Q21	1Q20	Chg %
Farming & Land Transformation	7,853	5,438	44.4%
Expansion	4,630	4,110	12.7%
Maintenance	3,223	1,329	142.6%
Sugar, Ethanol & Energy	46,184	56,811	(18.7)%
Maintenance	38,612	44,935	(14.1)%
Planting	7,531	8,031	(6.2)%
Industrial & Agricultural Machinery	31,081	36,904	(15.8)%
Expansion	7,572	11,876	(36.2)%
Planting	6,217	9,384	(33.7)%
Industrial & Agricultural Machinery	1,355	2,492	(45.6)%
Total	54,038	62,249	(13.2)%

Adecoagro´s capital expenditures in 1Q21 totaled $54.0 million, 13.2% lower than in the same period of last year.

The Sugar, Ethanol and Energy business accounted for 85.5% or $46.2 million of total capex in 1Q21. Expansion capex reached $7.6 million, 36.2% lower than previous year, and maintenance capex, in turn, reached $38.6 million, 14.1% lower year-over-year. This was mainly explained by the greater depreciation of the Brazilian Real (average FX rate of 5.48 BRL/USD in 1Q21 compared to 4.46 BRL/USD in 1Q20), as we are long dollars and the majority of our expansion and maintenance capex is denominated in local currency.

Farming & Land Transformation businesses accounted for 14.5%, or $7.9 million of total capex in 1Q21, marking a 44.4% year-over-year increase. This is mainly explained by an increase in nutrition costs to maintain our dairy herd coupled with postponement of capex from 2020.

Consolidated capex spending is expected to slowdown going forward. Not only are we in the final phase of our 5-Year-Plan, with virtually all the Expansion capex already deployed, but we also expect Maintenance capex to go down in our Sugar, Ethanol and Energy business even as we are increasing sugarcane area, as a result of efficiencies enhancements.

Inventories

End of Period Inventories
		Volume			thousand $
Product	Metric	1Q21	1Q20	% Chg	1Q21	1Q20	% Chg
Soybean	tons	8,245	9,942	(17.1)%	3,473	2,210	57.2%
Corn	tons	10,877	18,299	(40.6)%	1,732	2,663	(35.0)%
Wheat (1)	tons	55,115	33,277	65.6%	10,735	5,753	86.6%
Sunflower	tons	4,739	1,133	318.2%	1,928	382	404.2%
Cotton	tons	—	18	(100.0)%	—	16	(100.0)%
Rice (2)	tons	37,358	33,895	10.2%	8,226	6,291	30.8%
Peanut	tons	4,460	6,415	(30.5)%	3,424	4,959	(31.0)%
Organic Sugar	tons	3,381	791	327.7%	751	192	291.2%
Sugar	tons	42,338	6,829	520.0%	10,001	1,505	564.7%
Ethanol	m3	87,535	55,998	56.3%	27,821	16,268	71.0%
Fluid Milk	Th Lts	6,318	5,080	24.4%	2,725	2,264	20.3%
Powder Milk	tons	419	446	(6.2)%	1,102	1,190	(7.4)%
Cheese	tons	198	—	n.a	684	—	n.a
Others	tons	2,563	2,259	13.5%	1,294	1,264	2.4%
Total		263,547	174,381	51.1%	73,896	44,958	64.4%
(1) Includes barley.
(2) Expressed in white rice equivalent

Variations in inventory levels between 1Q21 and 1Q20 are attributable to changes in (i) production volumes resulting from changes in planted area, (ii) production mix between different crops and in yields obtained; (iii) different percentage of area harvested during the period; and (iv) commercial strategy or selling pace for each product.

1Q21 Market Highlights

◦Sugar prices rallied strongly in February 2021 to the highest level in four years, driven by continued strength in the international energy complex, coupled with increasing weather risks for the new season in Center-South Brazil and firm demand. Prices in U.S. dollars were, on average, 11% higher than during 4Q20 and 19% higher than in 1Q20. However, with no new supportive sugar fundamental, the price of sugar was pressured by the spurring Indian sales above 17 cts/lb, and at the whim of macro-economic drivers which deteriorated – in particular because of the strengthening dollar exerting pressure on the whole commodity complex and the increase in cases of Covid-19 in some countries followed by lockdown measures – and also, speculative/fund driven price action. Going forward, the tight 2021 trade balance and uncertainties over future supply continues to play a supporting role.

◦Ethanol market in 1Q21 was marked by a sharp increase in prices, supported by (i) a strong rise in international oil prices; (ii) a tight ethanol supply scenario in the near term; (iii) sustained domestic ethanol demand; and (iv) an expected delay on the start of the new crop in Brazil due to drier-than-normal weather. According to the ESALQ index, hydrous and anhydrous prices increased 19% and 12%, respectively, compared to the previous quarter. On a year-over-year basis, hydrous and anhydrous prices were 20% and 21% higher, respectively. As reported by UNICA, domestic ethanol sales in 1Q21 were 1% higher compared to same period of 2020. The market is expecting another reduction in ethanol production for the current harvest (2021/2022) due to the allocation of the mix towards sugar and lower estimate of agricultural yields. Also, higher international gasoline prices and an increase in overall fuel consumption, could impact prices positively over the year.

◦As of March 2021, a total of 268 mills in Brazil were audited and certified by ANP to issue carbon credits (CBios) under the RenovaBio program, marking a 12% increase compared to December 2020's figure. The year started with 4.1 million CBios carried over from 2020 and during 1Q21 an additional 7.9 million CBios were issued by biofuel producers, representing over one third of 2021's annual target set by the National Energy Policy Council (CNPE). During the quarter, 3.8 million CBios were purchased by fuel distributors at an average price of 30.8 BRL/CBio (approximately 5.8 USD/CBio).

◦Energy spot prices in the southeast region of Brazil during 1Q21 were 8.2% lower than during the same period of last year. During January, February and March, energy prices were 242.7 BRL/MWh, 165.9 BRL/MWh and 109.0 BRL/MWh, respectively. In April the PLD (Preço de Liquidação das Diferenças or settlement price for differences) reached levels of 137.0 BRL/MWh and consumption showed an increase of 12.8% when compared to last year, according to CCEE. The level of the southeast reservoirs was 34.2% by the end of March, 13.50% lower than the same period of 2020 (47.7%).

◦During 1Q21, soybean prices traded 9% higher compared to the previous quarter. Regarding corn, prices traded 16.6% higher reaching pre 2014 price levels. Prices were mainly fueled by the continued demand from Chinese destinations. They were also supported by the uncertainty on South American final crop numbers adding nervousness to the market, as rains were scarce in Argentina and rainfall was heavy in Brazil during January and February when soybean harvest and safrinha corn was took place. Over this period, funds continued adding net long positions over corn while soybeans net positions remained net long.

Forward-looking Statements
This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) the impact of the COVID-19 pandemic, weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including the expansion of our sugarcane cluster in Mato Grosso do Sul and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures, including our recent acquisitions in the Dairy business; (vi) the implementation of our financing strategy and capital expenditure plan; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Reconciliation of Non-IFRS measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this press release:
•Adjusted EBITDA
•Adjusted EBIT
•Adjusted EBITDA margin
•Net Debt
•Net Debt to Adjusted EBITDA
•Adjusted Net Income

In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.
We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management for financial and operational decision making and as a means to evaluate period-to-period.
There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value and the related income tax effects of the aforementioned exclusions and exchange differences generated by the net liability monetary position in USD in the countries where the functional currency is the local currency, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.

Adjusted EBITDA, Adjusted EBIT & Adjusted EBITDA margin
Our Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments. We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets, net gain from fair value adjustments of investment property land, foreign exchange gains or losses, other net financial results; (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders' equity, including (a) the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of non-controlling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings which is reflected in the Shareholders’ equity under the line item “Reverse of revaluation surplus derived from the disposals of assets; and (iv) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations. (See Item 5. “Operating and Financial Review and Prospects - A. Operating Results - Critical Accounting Policies and Estimates" in our Annual Report on Form 20-F for the year ended December 31, 2018)
We define “Adjusted Segment EBITDA” for each of our operating segments as (i) the segment’s share of consolidated profit (loss) from operations before financing and taxation as per segment information for the year, as applicable, before depreciation of property, plant and equipment and amortization of intangible assets; and (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders' equity, including (a) the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of non-controlling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings which is reflected in the Shareholders’ equity under the line item “Reverse of revaluation surplus derived from the disposals of assets;. and (iv) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.
We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation of property plan and equipment and amortization of intangible assets), tax consequences (income taxes), foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similarly titled measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations before financing and taxation and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate the financial performance of our company and other companies in the agricultural industry. These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.

Reconciliation of both Adjusted EBITDA and Adjusted EBIT starts on page 29.

Net Debt & Net Debt to Adjusted EBITDA
Net debt is defined as the sum of long- and short-term debt less cash and cash equivalents. This measure is widely used by management and investment analysts and we believe it shows the financial strength of the Company
Management is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted EBITDA.
We believe that this metric provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to debt financing instruments in the capital markets and our ability to meet scheduled debt service obligations.

Reconciliation - Net Debt
$ thousands	1Q21	4Q20	Chg %	1Q20	Chg %
Total Borrowings	940,656	971,090	(3.1)%	946,842	(0.7)%
Cash and Cash equivalents	208,584	336,282	(38.0)%	235,425	(11.4)%
Net Debt	732,072	634,808	15.3%	711,417	2.9%

Adjusted Net Income
We define Adjusted Net Income as (i) Profit/ (Loss) of the period/year before net gain from fair value adjustments of investment property land; plus (ii) any non-cash finance costs resulting from foreign exchange gain/losses for such period, which are composed by both Exchange Differences and Cash Flow Hedge Transfer from Equity, included in Financial Results, net, in our statement of income; net of the related income tax effects, plus (iii) gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our Shareholders Equity under the line item. “Reserve from the sale of non-controlling interests in subsidiaries”, plus (iv) the reversal of the aforementioned income tax effect, plus (v) any inflation accounting effect; plus (vi) the net increase in value of sold farmland, which has been recognized in either Revaluation surplus or Retained earnings.
We believe that Adjusted Net Income is an important measure of performance for our company allowing investors to properly assess the impact of the results of our operations in our Equity. In effect, results arising from the revaluation effect of our net monetary position held in foreign currency in the countries where our functional currency is the local currency do not affect the Equity of the Company, when measured in foreign / reporting currency. Conversely, the tax effect resulting from the aforementioned revaluation effect does impact the Equity of the Company, since it reduces/increases the income tax to be paid in each country; which is why we decided to add back the income tax effect to the Adjusted Net Income considering this tax effect.

In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also include the full value and returns generated by our land transformation activities.
Other companies may calculate Adjusted Net Income differently, and therefore our Adjusted Net Income may not be comparable to similarly titled measures used by other companies. Adjusted Net Income is not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss). This non-IFRS measure should be considered in addition to, but not as a substitute for or superior to, the information contained in our financial statements.

Adjusted Net Income
$ thousands	1Q21	1Q20	Chg %
Net Income	19,335	(54,441)	n.a
Foreign exchange losses, net	20,840	85,016	(75.5)%
Cash flow hedge - transfer from equity	10,560	11,257	(6.2)%
Inflation Accounting Effects	2,945	1,920	53.4%
Revaluation Result - Investment Property	825	50	1,550.0%
Revaluation surplus of farmland sold	—	—	n.a
Adjusted Net Income	54,505	43,802	24.4%

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 1Q21
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	31,578	27,422	36,164	401	95,565	79,081	—	—	174,646
Cost of goods sold and services rendered	(24,588)	(22,121)	(30,767)	(261)	(77,737)	(47,406)	—	—	(125,143)
Initial recog. and changes in FV of BA and agricultural produce	17,842	26,649	2,680	43	47,214	27,749	—	—	74,963
Gain from changes in NRV of agricultural produce after harvest	(2,481)	—	—	—	(2,481)	(1,179)	—	—	(3,660)
Margin on Manufacturing and Agricultural Act. Before Opex	22,351	31,950	8,077	183	62,561	58,245	—	—	120,806
General and administrative expenses	(1,892)	(1,969)	(1,287)	(78)	(5,226)	(4,313)	—	(5,169)	(14,708)
Selling expenses	(3,396)	(3,610)	(3,718)	(31)	(10,755)	(8,423)	—	(51)	(19,229)
Other operating income, net	(595)	162	(88)	(932)	(1,453)	(9,398)	5,126	(63)	(5,788)
Profit from Operations Before Financing and Taxation	16,468	26,533	2,984	(858)	45,127	36,111	5,126	(5,283)	81,081
Net gain from Fair value adjustment of Investment property	—	—	—	825	825	—	—	—	825
Adjusted EBIT	16,468	26,533	2,984	(33)	45,952	36,111	5,126	(5,283)	81,906
(-) Depreciation and Amortization	1,445	1,804	1,745	80	5,074	22,043	—	118	27,235
Reverse of revaluation surplus derived from the disposals of assets	—	—	—	—	—	—	—	—	—
Adjusted EBITDA	17,913	28,337	4,729	47	51,026	58,154	5,126	(5,165)	109,141
Reconciliation to Profit/(Loss)
Adjusted EBITDA									109,141
(+) Depreciation and Amortization									(27,235)
(+) Financial result, net									(53,087)
(+) Revaluation Result - Investment Property									(825)
(+) Income Tax (Charge)/Benefit									(8,938)
(-) Reverse of revaluation surplus derived from the disposals of assets									—
(+) Translation Effect (IAS 21)									279
Profit/(Loss) for the Period									19,335

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 1Q20
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	35,980	24,398	31,589	247	92,214	64,850	—	—	157,064
Cost of goods sold and services rendered	(33,635)	(18,744)	(28,825)	(124)	(81,328)	(40,513)	—	—	(121,841)
Initial recog. and changes in FV of BA and agricultural produce	12,003	12,994	3,885	(93)	28,789	(4,666)	—	—	24,123
Gain from changes in NRV of agricultural produce after harvest	(419)	—	(5)	—	(424)	—	—	—	(424)
Margin on Manufacturing and Agricultural Act. Before Opex	13,929	18,648	6,644	30	39,251	19,671	—	—	58,922
General and administrative expenses	(1,411)	(1,669)	(1,471)	(30)	(4,581)	(4,571)	—	(4,547)	(13,699)
Selling expenses	(4,938)	(3,810)	(3,608)	(24)	(12,380)	(7,401)	—	(114)	(19,895)
Other operating income, net	(4,905)	243	(12)	(57)	(4,731)	14,436	2,386	7	12,098
Profit from Operations Before Financing and Taxation	2,675	13,412	1,553	(81)	17,559	22,135	2,386	(4,654)	37,426
Net gain from Fair value adjustment of Investment property	—	—	—	50	50	—	—	—	50
Adjusted EBIT	2,675	13,412	1,553	(31)	17,609	22,135	2,386	(4,654)	37,476
(-) Depreciation and Amortization	1,257	1,765	1,626	37	4,685	18,782	—	124	23,591
Reverse of revaluation surplus derived from the disposals of assets	—	—	—	—	—	—	—	—	—
Adjusted EBITDA	3,932	15,177	3,179	6	22,294	40,917	2,386	(4,530)	61,067
Reconciliation to Profit/(Loss)
Adjusted EBITDA									61,067
(+) Depreciation and Amortization									(23,591)
(+) Financial result, net									(114,094)
(+) Revaluation Result - Investment Property									(50)
(+) Income Tax (Charge)/Benefit									22,606
(-) Reverse of revaluation surplus derived from the disposals of assets									—
(+) Translation Effect (IAS 21)									(379)
Profit/(Loss) for the Period									(54,441)

Statement of Income
$ thousands	1Q21	1Q20	Chg %

Sales of goods and services rendered	174,792	156,130	12.0%
Cost of goods sold and services rendered	(125,182)	(121,081)	3.4%
Initial recognition and changes in fair value of biological assets and agricultural produce	75,278	23,581	219.2%
Changes in net realizable value of agricultural produce after harvest	(3,671)	(408)	799.8%
Margin on manufacturing and agricultural activities before operating expenses	121,217	58,222	108.2%
General and administrative expenses	(14,757)	(13,540)	9.0%
Selling expenses	(19,316)	(19,725)	(2.1)%
Other operating income, net	(5,784)	12,090	(147.8)%
Profit from operations before financing and taxation	81,360	37,047	119.6%
Finance income	1,062	4,924	(78.4)%
Finance costs	(51,204)	(117,098)	(56.3)%
Other financial results - Net gain of inflation effects on the monetary items	(2,945)	(1,920)	53.4%
Financial results, net	(53,087)	(114,094)	(53.5)%
(Loss)/Profit before income tax	28,273	(77,047)	(136.7)%
Income tax benefit/(expense)	(8,938)	22,606	(139.5)%
(Loss)/Profit for the period	19,335	(54,441)	(135.5)%

Condensed Consolidated Statement of Cash Flow

Statement of Cashflows
$ thousands	1Q21	1Q20	Chg %

Cash flows from operating activities:
(Loss) / Profit for the year	19,335	(54,441)	(135.5)%
Adjustments for:
Income tax expense	8,938	(22,606)	(139.5)%
Depreciation	26,906	23,214	15.9%
Amortization	355	286	24.1%
Depreciation of right of use assets	10,564	11,149	(5.2)%
Gain from the disposal of other property items	(234)	(952)	(75.4)%
Net loss / (gain) from the Fair value adjustment of Investment properties	817	49	1,567.3%
Equity settled share-based compensation granted	1,386	1,166	18.9%
Loss / (gain) from derivative financial instruments	9,625	(8,197)	(217.4)%
Interest, finance cost related to lease liabilities and other financial expense, net	17,703	12,744	38.9%
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	(44,873)	(17,156)	161.6%
Changes in net realizable value of agricultural produce after harvest (unrealized)	2,403	(539)	(545.8)%
Provision and allowances	495	732	(32.4)%
Net gain of inflation effects on the monetary items	2,945	1,920	53.4%
Foreign exchange losses, net	20,840	85,016	(75.5)%
Cash flow hedge – transfer from equity	10,560	11,257	(6.2)%
Subtotal	87,765	43,642	101.1%

Changes in operating assets and liabilities:
(Increase) in trade and other receivables	(49,950)	(12,118)	312.2%
(Increase) in inventories	(48,958)	(20,755)	135.9%
Decrease / (Increase) in biological assets	38,030	28,193	34.9%
(Increase) / Decrease in other assets	4	5	(20.0)%
Decrease / (Increase) in derivative financial instruments	(20,456)	12,175	(268.0)%
Decrease in trade and other payables	(28,316)	(3,462)	717.9%
Increase in payroll and social security liabilities	(850)	1,598	(153)%
(Decrease) / Increase in provisions for other liabilities	(34)	521	(106.5)%
Net cash generated from operating activities before taxes paid	(22,765)	49,799	(145.7)%
Income tax paid	(118)	(320)	(63.1)%
Net cash generated from operating activities	(22,883)	49,479	(146.2)%

Condensed Consolidated Statement of Cash Flow
Statement of Cashflows
$ thousands	1Q21	1Q20	Chg %

Cash flows from investing activities:
Purchases of property, plant and equipment	(57,022)	(66,795)	(14.6)%
Purchase of cattle and non current biological assets	(2,284)	(1,544)	47.9%
Purchases of intangible assets	(598)	(462)	29.4%
Interest received and others	601	4,735	(87.3)%
Proceeds from sale of property, plant and equipment	708	840	(15.7)%
Proceeds from the sale of farmland and other assets	(58,595)	(63,226)	(7.3)%

Cash flows from financing activities:
Proceeds from long-term borrowings	—	4,584	(100.0)%
Payments of long-term borrowings	(2,408)	(10,254)	(76.5)%
Proceeds from short-term borrowings	78,920	71,254	10.8%
Payments of short-term borrowings	(78,830)	(44,431)	77.4%
Interest paid	(17,181)	(20,129)	(14.6)%
Proceeds / (payment) of derivatives financial instruments	288	(21)	(1,471.4)%
Lease Payments	(11,663)	(8,979)	29.9%
Purchase of own shares	(9,475)	(1,423)	565.8%
Dividends paid to non-controlling interest	(12)	—	n . a
Net cash (used) / generated from financing activities	(40,361)	(9,399)	329.4%
Net increase / (decrease) in cash and cash equivalents	(121,839)	(23,146)	426.4%
Cash and cash equivalents at beginning of period	336,282	290,276	15.8%
Effect of exchange rate changes and inflation on cash and cash equivalents	(5,859)	(31,705)	(81.5)%
Cash and cash equivalents at end of year	208,584	235,425	(11.4)%

(a) Includes (11,805) and 15 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for March 31, 2021 and 2020, respectively.
(b) Includes (315) and 270 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for March 31, 2021 and 2020, respectively.
(c) Includes 124 and 62 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for March 31, 2021 and 2020, respectively.
(d) Includes 12,051 and 368 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for March 31, 2021 and 2020, respectively.
(e) Includes 69 and (653) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for March 31, 2021 and 2020, respectively.

(*) Prior periods have been recast to reflect the Company's change in accounting policy for the reclassification within financial results as explained in Note 28.

Condensed Consolidated Statement of Financial Position

Statement of Financial Position
$ thousands	March 31, 2021	December 31, 2020 (*)	Chg %

ASSETS
Non-Current Assets
Property, plant and equipment, net	1,348,085	1,358,292	(0.8)%
Right of use assets	216,747	209,694	3.4%
Investment property	31,395	31,179	0.7%
Intangible assets, net	27,191	26,930	1.0%
Biological assets	15,333	14,725	4.1%
Deferred income tax assets	34,642	19,821	74.8%
Trade and other receivables, net	57,070	52,266	9.2%
Derivative financial instruments	1,370	1,951	(29.8)%
Other assets	807	809	(0.2)%
Total Non-Current Assets	1,732,640	1,715,667	1.0%
Current Assets
Biological assets	155,258	150,968	2.8%
Inventories	176,803	133,461	32.5%
Trade and other receivables, net	178,894	145,662	22.8%
Derivative financial instruments	1,934	151	1,180.8%
Other assets	28	45	(37.8)%
Cash and cash equivalents	208,584	336,282	(38.0)%
Total Current Assets	721,501	766,569	(5.9)%
TOTAL ASSETS	2,454,141	2,482,236	(1.1)%

SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	183,573	183,573	—%
Share premium	895,130	902,815	(0.9)%
Cumulative translation adjustment	(569,001)	(555,044)	2.5%
Equity-settled compensation	15,781	14,795	6.7%
Cash flow hedge	(90,752)	(90,689)	0.1%
Other reserves	87,830	83,406	5.3%
Treasury shares	(9,421)	(7,630)	23.5%
Revaluation surplus	341,729	343,570	(0.5)%
Reserve from the sale of non-controlling interests in subsidiaries	41,574	41,574	—%
Retained earnings	22,461	8,671	159.0%
Equity attributable to equity holders of the parent	918,904	925,041	(0.7)%
Non-controlling interest	39,826	38,683	3.0%
TOTAL SHAREHOLDERS EQUITY	958,730	963,724	(0.5)%

LIABILITIES
Non-Current Liabilities
Trade and other payables	263	290	(9.3)%
Borrowings	787,313	813,464	(3.2)%
Lease liabilities	169,319	159,435	6.2%
Deferred income tax liabilities	209,876	182,377	15.1%
Payroll and social liabilities	1,262	1,075	17.4%
Provisions for other liabilities	2,495	2,705	(7.8)%
Total Non-Current Liabilities	1,170,528	1,159,346	1.0%
Current Liabilities
Trade and other payables	109,923	126,315	(13.0)%
Current income tax liabilities	685	760	(9.9)%
Payroll and social liabilities	20,217	23,333	(13.4)%
Borrowings	153,343	157,626	(2.7)%
Lease liabilities	36,528	36,337	0.5%
Derivative financial instruments	2,810	13,141	(78.6)%
Provisions for other liabilities	1,377	1,654	(16.7)%
Total Current Liabilities	324,883	359,166	(9.5)%
TOTAL LIABILITIES	1,495,411	1,518,512	(1.5)%
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	2,454,141	2,482,236	(1.1)%